September 12, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Robert Shapiro
Doug Jones

Re:	Flywire Corp
Form 10-K for Fiscal Year Ended December 31, 2023
Form 10-Q for Fiscal Quarter Ended June 30, 2024
File No. 001-40430

Dear Messrs. Shapiro and Jones:

On behalf of Flywire Corporation (the “Company,” “we,” “us,” and “our”), the following responses are provided to the comments submitted to the Company by the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated August 29, 2024 (the “Letter”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 (the “Form 10-K”) and the Company’s Quarterly report on Form 10-Q for the quarter ended June 30, 2024 (the “Form 10-Q”). For your convenience, we have restated below in italics each comment from the Letter and have supplied our response to the comment immediately thereafter.

Form 10-K for Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of results for the years ended December 31, 2023 and 2022

1.

You state transaction revenue increased by 47.1% primarily due to growth in transaction payment volumes of 33%. Please explain to us and disclose as appropriate how the rate of the increase in transaction payment volumes correlate primarily to the rate of the transaction revenue increase. If other material factors contributed to the rate of the transaction revenue increase, disclose them and their impact. Additionally, you state the increase in platform and usage-based fee revenue was attributable to increased usage by your clients and new clients signed during the year. Please quantify the contribution by each so investors may understand the relative impact. Refer to the introductory paragraph of Item 303(b) of Regulation S-K and (b)(2)(i) therein, and section III.D of Release No. 33-6835 (501.04 of our Codification of Financial Reporting Policies) for guidance.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s stated transaction revenue increase of 47.1% was primarily driven by the increase in transaction payment volumes in 2023 compared to 2022. Respectfully, the Company notes that the 33% increase referenced in the Staff’s comment references the growth in the Company’s total payment volume, which is the total amount paid to the Company’s clients on its payments platform during a given period. This total payment volume results in a mix of both transaction revenue and platform and usage-based revenue. The table below reflects the total payment volume increase and further reflects the transaction only revenue increase.

	Unaudited
	Year Ended December 31,
(dollars in millions)	2023	2022	% Change
Transaction revenue	$329.7	$224.2	47.1%
Platform and usage-based fee revenue	73.4	65.2	12.6%

Revenue	$403.1	$289.4	39.3%

	Unaudited
	Year Ended December 31,
(dollars in millions)	2023	2022	% Change
Transaction payment volume	$17,670.3	$12,242.6	44.3%
Platform and usage-based fee payment volume	6,362.5	5,835.9	9.0%

Total Payment Volume	$24,032.8	$18,078.5	32.9%

The Company advises the Staff that beginning with the Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, the Company’s disclosure regarding the increase in transaction revenue will include clarifications to disclose the change in transaction payment volume and the change in platform and usage-based fee payment volume. For example, using the figures above for fiscal 2023 and 2022 for illustrative purposes, the disclosure would clarify that transaction revenue increased year-over-year by 47.1% due to an increase of total payment volume for transaction revenue of approximately 44.3% plus an increase in the fees earned on each transaction through a rate applied to the total payment value of the transaction.

For the Company’s platform and usage-based revenue increase of 12.6%, the platform and usage-based revenue increase is primarily related to a 9% increase in payment volume, which includes clients acquired from Cohort Go and StudyLink acquisitions. As disclosed in the Company’s Form 10-K, Cohort Go contributed $10.4 million and $3.3 million in platform revenue during the year ended December 31, 2023 and 2022, respectively, and StudyLink contributed $1.4 million in platform revenue during the year ended December 31, 2023. In addition, should there be any other material changes, the Company will disclose them in the future.

The Company advises the Staff that beginning with the Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, the Company will expand its disclosures regarding factors that contributed to material changes in components of the Company’s revenues to the extent necessary to an understanding of the Company’s business as a whole.

2.

We note references in your earnings releases and earnings calls for the year ended 2023 and first and second quarters of fiscal 2024 regarding the impact of changes in your Canada business. However, it appears you did not disclose this as a known trend or uncertainty in the MD&A of your periodic filings pursuant to Item 303(b)(2)(ii) of Regulation S-K. Please disclose this to the extent this circumstance is expected to continue and is material.

Response: The Company respectfully acknowledges the Staff’s comment and confirms to the Staff that it will continue to monitor for known trends or uncertainties that have had or that are reasonably likely to have a material impact on its operating results. Further, if in future reporting periods, the Company identifies any such trends or uncertainties with respect to its Canada business that is expected to continue and is material it will expand its existing disclosure regarding the potential fluctuation of volumes and revenue from its education clients in the MD&A portion of the corresponding filings to include appropriate additional discussion of such trends or uncertainties.

Critical Accounting Policies, page 97

3.

Goodwill is a larger portion of your total assets at December 31, 2023 than intangible assets, net, and you disclose in the notes to the financial statements on page 117 your significant estimates and assumptions include impairment assessment of goodwill as well as intangibles. You provide disclosure here for intangible assets, net, but not goodwill. Please tell us your consideration of disclosing the accounting for and impairment testing of goodwill as a critical accounting policy. Refer to Item 303(b)(3) of Regulation S-K, instruction 3 of instructions to paragraph (b) and section V of Release No. 33-8350 for guidance.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is comprised of one reporting unit, and the goodwill impairment assessment process has limited subjectivity which includes calculating the differential between the carrying amount of the Company’s sole reporting unit and its market value, which has a market value in excess of carrying value at all recent reporting dates. While the Company acknowledges there are estimates involved in the goodwill impairment assessment, these estimates do not currently involve a significant level of estimation uncertainty and have not had nor are reasonably likely to have a material impact on the Company’s financial condition or results of operations. Therefore, the Company believes the impairment testing of goodwill does not rise to the level of a critical accounting estimate under Item 303(b)(3) of Regulation S-K. Given the current environment, the Company will consider eliminating it from our accounting policy footnote going forward.

Form 10-Q for Fiscal Quarter Ended June 30, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 28

4.

You have a history of reported operating and net losses for several interim and annual periods. Please specifically discuss here, under “Business Continuity” on page 37 or elsewhere as appropriate in your periodic filings to the extent this situation continues to exist whether this is a known trend. In doing so, describe matters that have had a material impact on reported operations, as well as those reasonably likely based on your assessment to have a material impact on future operations. For example, consider discussing the operational reasons for the losses, what you must do to generate positive results and when you expect, if practicable, to generate positive operating results. Refer to Items 303(a) and (b)(2)(ii) of Regulation S-K and trend information within Release No. 33-6835 and 33-8350 for guidance.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that beginning with the Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 the Company will expand its disclosures regarding its history of reported operating and net losses to include further discussion of known trends that have had or that are reasonably likely to have a material impact on its operating results. This will include a discussion of (i) operational reasons that the Company believes may have had or that are reasonably likely to have a material impact on its operating results, such as the Company’s continued investments in headcount (including salaries and stock-based compensation) since its IPO, (ii) material measures the Company may take or other factors that are reasonably likely based on the Company’s assessment to have a positive impact on future operations and cash flows, such as continued execution on the Company’s business plan and the seasonality of the Company’s business and (iii), if practicable, disclosure of the Company’s expectations regarding the timing of its ability to generate positive operating results.

Key Operating Metrics and Non-GAAP Financial Measures, page 31

5.

Please relocate the portion of your disclosure of non-GAAP information from the section starting on page 32 with “Revenue Less Ancillary Services...and Non-GAAP Operating Expenses” through “Reconciliation of GAAP Operating Expenses to Non-GAAP Operating Expenses” to follow your discussion and analysis of actual results for prominence pursuant to Question 102.10 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that disclosure of its non-GAAP information will be relocated to follow the discussion and analysis of actual results pursuant to Question 102.10 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures in future periodic filings, beginning with the Quarterly Report on Form 10-Q for the quarter ended September 30, 2024.

Liquidity and Capital Resources

Cash Flows

Operating Activities, page 44

6.

Please provide a more fulsome comparative analysis and discussion of changes in the reported amount of operating cash flows, including changes in working capital components, for interim and annual periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a),(b) and instruction 1 to instructions to paragraph (c) of Regulation S-K and the introductory paragraph of section IV.B and all of section B.1 of Release No. 33- 8350. Also, quantify factors cited pursuant to section III.D of Release No. 33-6835.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that beginning with the Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 the Company will expand its disclosures to discuss certain operational factors driving the underlying reasons and implications of material changes related to the net cash provided by operating activities including material changes in working capital between periods. For an example of disclosures with respect to Form 10-Q for Fiscal Quarter Ended September 30, 2024, please see the following updates that would be reflected in future filings. The additions and modifications have been underlined:

During the nine months ended September 30, 2024, cash provided by operating activities of $[ ] million was primarily the result of net income (loss) of $[ ] million, which was mainly driven by [ ] adjusted for non-cash expenses of $[ ] million, which primarily included stock-based compensation expenses of $[ ] million, which was driven by equity grants awarded to new and existing FlyMates and depreciation and amortization of $[ ] million offset by $[ ] million related to changes in our operating assets and liabilities. The changes in our operating assets and liabilities were primarily driven by [ ].

During the nine months ended September 30, 2023, cash provided by operating activities of $20.9 million was primarily the result of net loss of $9.9 million, which was mainly driven by an increase in revenue and an increase in interest income as a result of our higher cash balances and higher market interest rates adjusted for non-cash expenses of $43.7 million, which primarily included stock-based compensation expenses of $31.3 million, which was driven by equity grants awarded to new and existing FlyMates, depreciation and amortization of $11.8 million and provision for uncollectible accounts of $0.5 million, offset by a deferred tax benefit of $0.9 million and $13.0 million related to changes in our operating assets and liabilities. The changes in our operating assets and liabilities were primarily driven by the revenue growth and timing of payments.

In addition, should there be any material changes in operating cash flows between September 30, 2023 and September 30, 2024 periods, the Company will explain the underlying reasons and implications.

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Please contact me directly at (857) 365-3836 if you have any questions about this response letter.

Sincerely yours,

Flywire Corporation

/s/ Cosmin Pitigoi
Cosmin Pitigoi
Chief Financial Officer

cc:	Michael Massaro, Chief Executive Officer

Robert Orgel, President and Chief Operating Officer

Peter Butterfield, General Counsel and Chief Compliance Officer

David Gammell, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Keith Scherer, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

John Maciejewski, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP